OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	THE REPUBLIC OF AUSTRIA

September 13, 2018

Thomas Kluck

Office of International Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

USA

Oesterreichische Kontrollbank Aktiengesellschaft

Republic of Austria

Registration Statement under Schedule B

File No. 333-226311

Dear Mr. Kluck:

Reference is made to the Registration Statement on Schedule B (the “Registration Statement”) (File No. 333-226311) filed by Oesterreichische Kontrollbank Aktiengesellschaft (the “Bank”) and the Republic of Austria (the “Republic”) with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Bank and the Republic, pursuant to Rule 461 under the Securities Act, respectfully request acceleration of the effective date of the Registration Statement so that it becomes effective at 10:00 a.m. EDT on September 14, 2018, or as soon as possible thereafter.

Thank you for your attention to this matter.

Very truly yours,

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	THE REPUBLIC OF AUSTRIA

/s/ Mag. Angelika Sommer-Hemetsberger	/s/ Mag. Silvia Maca
Mag. Angelika Sommer-Hemetsberger	Mag. Silvia Maca
Member of the Board of Executive Directors	Director, Head of the Division for Export Financing and International Export Promotion Policy, Ministry of Finance

/s/ Monika Seitelberger
Monika Seitelberger
Director

cc:	Marc O. Plepelits
Allen & Overy LLP
Leo Borchardt
Davis Polk & Wardwell London LLP